Integrated finance company
LOPRO CORPORATION



RECEIVED
2006 NOV -2 P 12:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File Number: 82-4664

August 7, 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION




PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

By:
TOMOHARU YOSHIDA
DIRECTOR AND HEAD OF
FINANCE AND IR HEADQUARTERS



Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Announcement Regarding Change in the Accounting Auditor

2. Announcement Regarding Appointment of a Temporary Accounting Auditor

3. Outline of Quarterly Business Results for the First Quarter ended June 30, 2006 (Non-Consolidated)

4. Brief Description of Japanese Language Documents

File Number: 82-4664

(English Translation)

July 3, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance and
Investor Relations Division
Tel.: (075) 321-6161

Announcement Regarding Change in the Accounting Auditor

The Company hereby announces a change in its accounting auditor as follows:

1. Reason for the change

On May 10, 2006, the Company's accounting auditor, ChuoAoyama PricewaterhouseCoopers, was ordered by the Financial Services Agency to institute a two months business suspension from July 1, 2006 to August 31, 2006.

It has, therefore, lost its qualification as the Company's accounting auditor as of July 1, 2006, and resigned accordingly.

2. Name and address of the resigning accounting auditor

Name: ChuoAoyama PricewaterhouseCoopers
Address: Kasumigaseki Bldg., 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

3. Future schedule

The Company's Board of Statutory Auditors is deliberating on candidates for temporary accounting auditor at the moment, and will announce the results as soon as possible when the selection has been made.

File Number: 82-4664

(English Translation)

July 18, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Tomoharu Yoshida
Director and Head of Finance and
Investor Relations Division
Tel.: (075) 321-6161

Announcement Regarding Appointment of a Temporary Accounting Auditor

The Company hereby announces that, by a resolution of the Board of Statutory Auditors held on July 18, 2006, the Company has appointed a temporary accounting auditor as follows:

1. Reason for the appointment of a temporary accounting auditor

Since the Company's accounting auditor, ChuoAoyama PricewaterhouseCoopers, was disqualified as the Company's accounting auditor as of July 1, 2006, the Company appointed Yamaguchi Audit Corporation as a temporary accounting auditor in accordance with the provisions set forth in Paragraphs 4 and 6 of Article 346 of the Corporation Act.

2. Name and address of the temporary accounting auditor taking office

(1) Name: Yamaguchi Audit Corporation
(2) Address: Yoyogi Kouenmae Bldg., 3, Yoyogidouri 2-chome, Shunan-shi, Yamaguchi, Japan
(3) Effective Date: By conclusion of audit contract after completion of handover of audit services between Yamaguchi Audit Corporation and ChuoAoyama PricewaterhouseCoopers, the former accounting auditor, expected to take place on July 19, 2006.

File Number: 82-4664

(Summary English Translation)

Outline of Quarterly Business Results for the First Quarter ended June 30, 2006 (Non-Consolidated)

August 7, 2006

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Tomoharu Yoshida
Director and Head of Finance and Investor Relations Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results

(1) Adoption of simplified accounting method: Not applicable.

(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.

(3) Changes in scope of consolidation and application of equity method: Applicable.

(Content)

On April 1, 2006, the Company merged Nihonshinyouhoshou Corporation which had been its consolidated subsidiary. Therefore, Nihonshinyouhoshou Corporation is no longer its consolidated subsidiary.

* Description of relevant quarter of the preceding year, amount and ratio of change are omitted as non-consolidated "Outline of Quarterly Business Results" has been disclosed from this quarter.

2. Outline of Business Results (April 1, 2006 through June 30, 2006)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Three months)
Three months ended June 30, 2006	¥6,815 million (-%)	¥339 million (-%)	¥131 million (-%)	¥112 million (-%)
Three months ended June 30, 2005	- (-%)	- (-%)	- (-%)	- (-%)
(For Reference) Year ended March 31, 2006	¥22,655 million	¥6,027 million	¥7,000 million	-¥24,956 million

	Net Income per Share	Net Income per Share (fully diluted)
Three months ended June 30, 2006	¥1.03	¥0.84
Three months ended June 30, 2005	-	-
(For reference) Year ended March 31, 2006	-¥225.75	-

Qualitative Information Concerning Progress in Results of Operations

The Japanese economy during this first quarter has maintained a recovery trend and the management environment of small and medium businesses which are customers of the Company has been recovering.

Under such circumstances, the Company has merged Nihonshinyouhoshou Corporation which was its wholly owned subsidiary on April 1, 2006 and contemplated to promote efficiency of management, for further efficiency by gathering management resources and for enhancement of ability to manage and to collect by managing loans from drawdown to collection integrally. Furthermore, under the new system, the Company has made efforts to increase the number of customers and to promote efficiency of operating system and enhance credit risk management throughout the Company.

As a result, the balance of loans was 37,491 million yen for loans on deed, 90,884 million yen for loans on notes, 28,749 million yen for commercial notes and the amounts of outstanding loans as at the end of this first quarter was 157,124 million yen. The operating revenue was 6,815 million yen, operating income was 339 million yen, ordinary income was 131 million yen and net income for the three months ended June, 30, 2006 was 112 million yen, which moved as originally expected, due to the favorable growth in loans on deed which is our main staple and the enhancement of credit risk management.

Events Which had Material Impact on Financial Condition and Results of Operations in the Quarter

Merger of Subsidiary

(1)Effective date of merger: April 1, 2006

(2)Method of merger: This merger took place in the method of merger by absorption with the Company as surviving company (procedure of the simplified merger method) and Nihonshinyouhoshou Corporation dissolved. Also note that the Company merged with its wholly owned subsidiary, and therefore did not issue any new shares of stock, increase any amount of capital stock, or deliver any cash payment upon merger.

(3)Succession of property: The Company succeeded all assets, liabilities and rights and duties of Nihonshinyouhoshou Corporation on effective date of merger. Also note that the assets and liabilities succeeded from Nihonshinyouhoshou Corporation were 15,919 million yen and 60,755 million yen, respectively. Furthermore, in respect of 44,835 million yen of negative net equity, the Company accounted for the same amount as provision for affiliated company losses, thus there was no impact on the Company's net assets.

(2) Changes in Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
Three months ended June 30, 2006	¥210,599 million	¥85,657 million	40.2%	¥769.72
Three months ended June 30, 2005	-	-	-	-
(Reference) Year ended March 31, 2006	¥256,498 million	¥84,493 million	32.9 %	¥768.89

Statement of Cash Flow

	Cash provided by Operating Activities	Cash provided by Investing Activities	Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Three months ended June 30, 2006	¥148 million	-¥346 million	-¥617 million	¥35,158 million
Three months ended June 30, 2005	-	-	-	-
(For reference) Year ended March 31, 2006	-	-	-	-

Qualitative Information Concerning Changes in Financial Condition

In respect of the financial condition for the end of this first quarter, total assets was 210,599 million yen, which decreased by 45,899 million yen from the end of the previous fiscal year. This is attributable to the succession of 44,835 million yen of negative net equity originated from the merger of the subsidiary. On the other hand, net assets increased by 1,164 million yen compared to the end of the previous fiscal year to 85,657 million yen. This is mainly due to the fact that 112 million yen of quarterly net income was reported and that 1,072 million yen of stock acquisition rights was reclassified from the "LIABILITIES" to "NET ASSETS" in accordance with the change in accounting standard. Also note that in respect of negative net equity aforesaid, the Company accounted for the same amount as provision for affiliated company losses, thus there was no impact on the Company's net assets.

In respect of statement of cash flow, cash and cash equivalents at the end of this quarter increased by 413 million yen to 35,158 million yen from the end of the previous fiscal year, in line with the receipt of 1,229 million yen of cash and cash equivalents originated from the merger of the subsidiary.

(i) Cash Flow from Operating Activities

Net cash provided by operating activities was 148 million yen. This is due to the fact that increasing factors, such as increases in quarterly net income before income tax, depreciation and write-offs, and allowance for doubtful accounts, exceeded decreasing factors of fund attributable to the increase, etc. of loans.

(ii) Cash Flow from Investing Activities

Net cash used in investing activities was 346 million yen. This is attributable to the acquisition of tangible fixed assets for increase in income from real estate investment.

(iii) Cash Flow from Financing Activities

Net cash used in financing activities was 617 million yen. This is attributable to the repayment of borrowings.

3. Qualitative Information Concerning Forecast of Business Results

There is no change to the Forecast of Business Results announced on May 19, 2006.

(Reference) Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income	Dividends per Share		
				Interim	Year End	
Interim	¥14,500 million	¥600 million	¥550 million	¥0.00	-	¥0.00
Annual	¥30,200 million	¥2,400 million	¥2,300 million	-	¥5.00	¥5.00

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release and contain great uncertain data. Please note that the actual figures of the results, etc. may differ due to changes in business condition, etc.*

4. Risk Concerning Tightening of Regulations of Prime Rate

Prime rate of the Company is regulated by the "Investment Deposit and Interest Rate Law" and the "Interest Rate Restriction Law".

The Company lends on the prime rate (including interests and fees) lower than the maximum interest rate prescribed in the "Investment Deposit and Interest Rate Law" (29.2%). Necessary revision to the maximum interest rate of the "Investment Deposit and Interest Rate Law" will be conducted by January 2007, and the "Advisory Panel concerning system of commercial loan companies, etc." of Ministry of Finance points the way to abolishment of interest rate between the "Investment Deposit and Interest Rate Law" and the "Interest Rate Restriction Law", which may have an effect on the future business environment.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 37th fiscal period (April 1, 2005 through March 31, 2006) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 30, 2006.

Report on State of Purchase of Share Certificate of One's Own

A Report on State of Purchase of Share Certificate of One's Own prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on July 6, 2006.